EXHIBIT 99.4A

STATEMENT OF NET ASSETS
(expressed in U.S. dollars)

	December 31, 2004	December 31, 2003

Net assets:
Gold at market (note 2)	$ 53,833,266	36,297,000
Interest-bearing cash deposits	2,013,699	1,208,448
Prepaid expenses & other	1,436	2,464

	55,848,401	37,507,912
Accrued liabilities	(89,940)	(45,603)

Net assets representing Unitholders' equity	$ 55,758,461	37,462,309

Represented by:
Capital (note 3)	$ 48,200,337	31,508,019
Retained earnings (inclusive of
unrealized appreciation of investments)	7,558,124	5,954,290

	$ 55,758,461	37,462,309

Net asset value per Unit	$ 17.01	16.29

Net asset value per Unit
expressed in Canadian dollars	$ 20.48	21.05

Exchange rate: US $1.00=Cdn.	$ 1.2036	1.2924

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“John P. Embry”	“Douglas E. Heagle”

STATEMENT OF CHANGES IN NET ASSETS
(expressed in U.S. dollars, unaudited)

	Year ended Dec. 31, 2004	Period from establishment to Dec. 31, 2003

Net assets at beginning of period	$37,462,309	Nil

Net issuance of units	16,692,318	31,508,019
Net income (inclusive of unrealized
appreciation of investments)	1,603,834	5,954,290

Increase in net assets during the period	18,296,152	37,462,309

Net assets at end of period	$55,758,461	37,462,309

STATEMENT OF INCOME
(expressed in U.S. dollars)

	Year ended Dec. 31, 2004	Period from establishment to Dec. 31, 2003

Income:
Interest	$ 21,019	10,714
Unrealized appreciation of investments	1,836,387	6,093,240

	1,857,406	6,103,954

Expenses:
Administration fees (note 4)	$ 124,653	54,065
Professional fees (note 4)	72,255	22,500
Trustee fees and expenses (note 4)	38,648	20,813
Safekeeping, insurance & bank charges	35,475	13,677
Unitholder information	31,444	12,802
Registrar and transfer agent fees	13,498	5,239
Miscellaneous	287	132
Foreign currency exchange (gain) loss	(62,688)	20,436

Total operating expenses	253,572	149,664

Net income
(inclusive of unrealized
appreciation of investments)	$ 1,603,834	$5,954,290

Net income per unit:
(inclusive of unrealized
appreciation of investments)	$ 0.66	$ 2.59

See accompanying notes to the financial statements.

STATEMENT OF UNITHOLDERS’ EQUITY
(expressed in U.S. dollars)

	Year ended Dec. 31, 2004	Period from establishment to Dec. 31, 2003

Capital (note 3)
3,277,500 units (2003: 2,300,000)	$48,200,337	31,508,019

Retained earnings:
Balance at beginning of period	5,954,290	—
Net income	1,603,834	5,954,290

Balance at end of period	7,558,124	5,954,290

Unitholders' Equity	$55,758,461	37,462,309

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003
(amounts expressed in U.S. dollars unless otherwise stated)

1.     Summary of significant accounting policies:

Central Gold–Trust (“Gold–Trust”) is a self-governing limited purpose trust established under the laws of Ontario on April 28, 2003.

Gold–Trust’s accounting policies, which conform with United States and Canadian generally accepted accounting principles, are summarized below:

(a)     Foreign exchange translation: Canadian dollar cash deposits are translated at the rates of exchange prevailing at the period end. Any difference between the period-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the statement of income as foreign exchange loss (gain). Expenses incurred in Canadian dollars are translated at the rates of exchange prevailing when the transactions occur.

(b)     Investments: Gold bullion and gold certificates are valued at market value at the afternoon London fixing rate. Unrealized appreciation of investments represents the difference between the market value and average cost of investments and is recorded in the statement of income in accordance with CICA Accounting Guideline 18, Investment Companies. Investment transactions are accounted for on the trade date.

(c)     Per unit amounts: The calculation of net income per unit is based on the weighted average number of units outstanding during the period. The calculation of the net asset value per unit is based on the units outstanding. Gold–Trust has no dilutive instruments.

(d)     Income taxes: Gold–Trust is taxed as a “Mutual Fund Trust” for income tax purposes. The Trustees intend to distribute all taxable income directly earned by Gold–Trust to the Unitholders and deduct such distributions for income tax purposes. Accordingly, there is no provision for income taxes.

2.     Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at December 31	2004	2003

Gold bullion in fine ounces	118,326	82,619
Gold certificates in fine ounces	4,581	4,581

Total fine ounces of gold	122,907	122,907

Cost (2004 average $373.48 per fine ounce)	$45,903,639	$30,203,760
(2003 $346.37 per fine ounce)

Market value	$53,833,266	$36,297,000

Market - per fine ounce	$ 438.00	$ 416.25

3.     Capital:

Under the Declaration of Trust, an unlimited number of units may be issued. Each unit carries one vote at all meetings of Unitholders. Each unit is transferable and represents an equal undivided beneficial interest in Gold–Trust, in any distributions therefrom and in the net assets in the event of termination or winding up of the Trust.

The units of Gold–Trust are redeemable at any time on demand by the holders thereof at a price equal to the lesser of 90% of the market price on which the units are quoted for trading during the 10 day trading period commencing immediately following the date on which the units were tendered for redemption; and 100% of the closing market price on which the units are quoted for trading on the redemption date.

On November 18, 2004, Gold–Trust issued 977,500 units for gross proceeds of $16,742,418 (net of underwriting fees). Costs relating to this issue were $50,100 and net proceeds were $16,692,318. Gold–Trust used the net proceeds from this public offering to purchase 35,707 ounces of gold in physical bar form at a total cost of $15,699,879. The balance of $992,439, was retained by Gold–Trust in interest-bearing cash deposits for working capital purposes.

On July 8 and 17, 2003, Gold–Trust issued 2,000,000 units and 300,000 units for gross proceeds of $28,006,224 and $4,058,404 respectively, for a total of $32,064,628 (net of underwriting fees). Costs relating to these issues were $556,609 and net proceeds were $31,508,019. Gold–Trust used the net proceeds from these issuances to purchase 82,619 fine ounces of gold in physical bar form and 4,581 fine ounces of gold in certificate form at a total cost of $30,203,760. The balance of $1,304,259, was retained by Gold–Trust in interest-bearing cash deposits for working capital purposes.

The stated capital and recorded capital of Gold–Trust as at and for the periods ended December 31, 2004 and 2003 are as follows:

	2004	2003
Stated capital - 3,277,500 units
(2003: 2,300,000)	$ 48,807,046	32,064,628
Unit issue costs	(606,709)	(556,609)

Capital	$ 48,200,337	31,508,019

Weighted average units outstanding	2,417,514	2,300,000

4.     Related party transactions:

Gold–Trust is party to an agreement with Central Gold Managers Inc. (the “Administrator”), which is related to Gold–Trust through certain of its officers and Trustees. Included in accrued liabilities at December 31, 2004 is $14,915 (2003: 10,023) due to the Administrator. The Administrator furnishes administrative services to Gold–Trust. For such services, Gold–Trust has agreed to pay an administrative fee, on a monthly basis, equal to 0.40% per annum for the first $100,000,000 of Gold–Trust’s total assets, 0.30% per annum for any excess over $100,000,000 up to $200,000,000 and

0.20% per annum for any excess over $200,000,000 of total assets. No Trustees fees are paid by Gold–Trust to Trustees who are members of the Executive Committee of Gold–Trust. The Administrator and the Trustees have consented to reduced fees at three-quarters of stated rates during this initial stage of Gold–Trust’s development.

There are two related party arrangements in respect of the administration of Gold–Trust. J.C. Stefan Spicer and Philip M. Spicer, Trustees of Gold–Trust, are officers and directors of the Administrator, which has entered into an administrative services agreement with Gold–Trust, and John P. Embry and Eric S. Sprott, also Trustees of Gold–Trust, are directors and officers of Sprott Asset Management Inc., which has a marketing and advisory services agreement with the Administrator for the benefit of Gold–Trust and the Administrator.

The Administrator is party to an agreement with Sprott Asset Management Inc. (“SAM”) pursuant to which SAM furnishes certain marketing and other advisory services to Gold–Trust and the Administrator. SAM is related to Gold–Trust through two of its officers that are Trustees of Gold–Trust. As compensation for the services of SAM, the Administrator has agreed to pay to SAM a fee equal to one-half of all fees paid to the Administrator under the administrative services agreement referred to above for any year, but based on the net asset value of Gold–Trust in excess of $50,000,000, and to pay its reasonable out-of-pocket expenses incurred in connection with such services. A fee of $960 was payable to SAM by the Administrator for the year ended December 31, 2004. No fee was payable to SAM for the period to December 31, 2003.

In addition, Gold–Trust incurred fees totalling $39,844 to December 31, 2004 (2003 $5,824) to a legal firm, of which one of Gold–Trust’s officers is a partner. A balance of $5,058 was included in accrued liabilities at December 31, 2004 (2003: $4,676) relating to these services.

5.     Comparative financial statements:

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2004 financial statements.

6.    Principal differences between Canadian and United States generally accepted accounting principles:

There are no differences between Canadian and United States generally accepted accounting principles which would require a reconciliation between Canadian and United States generally accepted accounting principles in the financial statements of Central Gold-Trust.

Auditor’s Report to Unitholders

We have audited the statement of net assets of Central Gold–Trust as at December 31, 2004 and 2003 and the statements of income, changes in net assets and Unitholders’ equity for the year ended December 31, 2004 and the period from establishment, April 28, 2003 to December 31, 2003. These financial statements are the responsibility of the Central Gold–Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Central Gold–Trust as at December 31, 2004 and 2003 and the results of its operations and the changes in its net assets for the year ended December 31, 2004 and the period from establishment, April 28, 2003 to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada January 28, 2005	/s/ Ernst & Young LLP Ernst & Young LLP Chartered Accountants